 Exhibit 99.1

eToro Group Ltd.
30 Sheshet Hayamim St.
Bnei Brak, Israel 5120261
Dear Shareholder,
You are cordially invited to attend the annual meeting of shareholders, which also constitutes a separate class meeting of the holders of the Company’s Class B common shares, no par value (the “Meeting”) of eToro Group Ltd. (the “Company”), to be held at 3:00 p.m., Israel time, on May 26, 2026, at the Company’s offices at 30 Sheshet Hayamim St., Bnei Brak, Israel.
The Company’s notice of the Meeting (the “Notice”) and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be considered at and acted upon at the Meeting.
Only holders of the Company’s Class A common shares and Class B common shares of record at the close of business on April 15, 2026, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. Pursuant to resolutions adopted by the board of directors of the Company on April 7, 2026, the board of directors recommends a vote “FOR” each matter set forth in the notice.
Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of the Meeting and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

Very truly yours,
/s/ Johnathan Alexander Assia

Johnathan Alexander Assia
Chairman of the Board of Directors, Chief Executive Officer and Co-Founder

eToro Group Ltd.
30 Sheshet Hayamim St.
Bnei Brak, Israel 5120261
NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

AND

MEETING OF SHAREHOLDERS OF CLASS B COMMON SHARES
Notice is hereby given that an annual meeting of shareholders, which also constitutes a separate class meeting of the holders of the Company’s Class B common shares, no par value (“Class B common shares”) (the “Meeting”) of eToro Group Ltd. (the “Company”) will be held at 3:00 p.m., Israel time, on May 26, 2026, at the Company’s offices at 30 Sheshet Hayamim St., Bnei Brak, Israel, for the following purposes:
1.
To re-elect each of Eddy Shalev and Laura Unger as a Class I director of the Company, each to hold office until the Company’s 2029 annual meeting of shareholders and until the election and qualification of their respective successors in office;

2.
To ratify the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual meeting of shareholders;

3.
To approve certain amendments to the Company’s Amended and Restated Memorandum and Articles of Association (“A&R Memorandum and Articles”) with respect to the following matters, each as further described in the accompanying Proxy Statement:

3(a)
an amendment to the definition of “Class B Transfer” contained in Section 1 (Definitions and Interpretations) of the Memorandum of Association to provide that the grant of a pledge, charge or other security interest over Class B shares will not constitute a Class B Transfer triggering automatic conversion into Class A shares;

3(b)
an amendment to Section 7.4 of the Articles of Association to remove the requirement that the Company’s board of directors must fix a record date for determining shareholders entitled to vote at a meeting that is no earlier than the date that notice of such meeting is given to the Company’s shareholders;

3(c)
an amendment to Section 7.13 of the Articles of Association to revise the quorum requirement for any adjourned meeting of shareholders (other than a meeting convened upon the requisition of shareholders, which would otherwise be dissolved) to any one or more shareholders present in person or by proxy, replacing the current quorum requirement of not less than one-third (1/3) of the votes of the Shares entitled to vote on the matters to be considered by the meeting; and

4.
To instruct the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve any other proposal(s).

Pursuant to resolutions adopted on April 7, 2026, our board of directors unanimously recommends that you vote “FOR” each of the above proposals (the “Proposals”), which are further described in the accompanying Proxy Statement.
We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.
Approval of each of Proposals 1, 2, and 3(a)-(c) requires an affirmative vote of a majority of the votes of the Shares entitled to vote thereon present at the Meeting and that were voted and not abstained. Proposal 4 requires an affirmative
i

vote of a majority of the Shares represented at the Meeting. In addition, in accordance with Section 8 of the Company’s Memorandum of Association, the approval of Proposal 3(a) also requires a separate resolution adopted by at least sixty-six and two-thirds percent (66 2⁄3%) of the total voting power of the issued and outstanding Class B common shares as of the record date, voting as a separate class.
The Meeting constitutes a separate class meeting of the holders of Class B common shares for purposes of voting on Proposal 3(a). Accordingly, votes cast by holders of Class B common shares on Proposal 3(a) will be tabulated and counted separately to determine whether the required 66 2/3% Class B approval threshold has been met, in addition to being counted together with Class A common shares for purposes of determining whether the general shareholder approval has been obtained.
If Proposal 3(a) receives the requisite approval of the holders of all Shares voting together as one class, but does not receive the separate approval of at least 66 2/3% of the Class B common shares, it will not be adopted. Similarly, if Proposal 3(a) receives the Class B separate class approval but does not receive the requisite approval of the holders of all Shares voting together as one class, Proposal 3(a) will not be adopted.
You are entitled to receive notice of, and vote at, the Meeting, or at any adjournment or postponement thereof, if you were a shareholder of record of our Class A common shares, no par value (“Class A common shares,” and together with Class B common shares, the “Shares”) or our Class B common shares at the close of business on April 15, 2026 (the “Record Date”), whose Shares are registered directly with our transfer agent, Equiniti Trust Company, LLC, or held through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date, and whose Shares are not Sanctioned Shares (as defined in the accompanying Proxy Statement). Holders of Class A common shares are entitled to one (1) vote for each Class A common share and holders of our Class B common shares are entitled to ten (10) votes for each Class B common share.
All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.
Your proxy may be revoked at any time before it is voted either by you returning a later-dated proxy card or by voting your shares in person at the Meeting.
A Proxy Statement describing the matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about April 21, 2026, to all shareholders entitled to notice of, and to vote at, the Meeting. Such Proxy Statement will also be furnished to the SEC under cover of Form 6-K and will be available on the Company’s website www.etoro.com and on the SEC’s website at www.sec.gov. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on May 25, 2026, or to our offices no later than 8:00 a.m. (Israel time) on May 26, 2026. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Bnei Brak, Israel	By Order of the Board of Directors,
April 15, 2026	/s/ Johnathan Alexander Assia

Johnathan Alexander Assia,
Chairman of the Board of Directors, Chief Executive Officer and Co-Founder

ii

eToro Group Ltd.
30 Sheshet Hayamim St.
Bnei Brak, Israel 5120261
PROXY STATEMENT
This Proxy Statement is being furnished to the holders of Class A common shares, no par value (the “Class A common shares”) and Class B common shares, no par value (the “Class B common shares” and, together with the Class A common shares, the “Shares”), of eToro Group Ltd. (the “Company”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board of Directors”) for use at the annual meeting of shareholders, which also constitutes a separate class meeting of the holders of the Class B common shares (the “Meeting”) to be held at 3:00 p.m., Israel time, on May 26, 2026, at the Company’s offices at 30 Sheshet Hayamim St., Bnei Brak, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).
At the Meeting, the shareholders will be asked to consider and vote on the following matters:
1.
To re-elect each of Eddy Shalev and Laura Unger as a Class I director of the Company, each to hold office until the Company’s 2029 annual meeting of shareholders and until the election and qualification of their respective successors in office;

2.
To ratify the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual meeting of shareholders;

3.
To approve certain amendments to the Company’s Amended and Restated Memorandum and Articles of Association (“A&R Memorandum and Articles”) with respect to the following matters, each as further described in the accompanying Proxy Statement:

3(a)
an amendment to the definition of “Class B Transfer” contained in Section 1 (Definitions and Interpretations) of the Memorandum of Association to provide that the grant of a pledge, charge or other security interest over Class B shares will not constitute a Class B Transfer triggering automatic conversion into Class A shares;

3(b)
an amendment to Section 7.4 of the Articles of Association to remove the requirement that the Company’s Board of Directors must fix a record date for determining shareholders entitled to vote at a meeting that is no earlier than the date that notice of such meeting is given to the Company’s shareholders;

3(c)
an amendment to Section 7.13 of the Articles of Association to revise the quorum requirement for any adjourned meeting of shareholders (other than a meeting convened upon the requisition of shareholders, which would otherwise be dissolved) to any one or more shareholders present in person or by proxy, replacing the current quorum requirement of not less than one-third (1/3) of the votes of the Shares entitled to vote on the matters to be considered by the meeting; and

4.
To instruct the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve any other proposal(s).

Record Date
Only shareholders of record at the close of business on April 15, 2026, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. As of April 15, 2026, the Company had 66,806,610 Class A common shares outstanding and 12,720,480 Class B common shares outstanding. Holders of Class A common shares are entitled to one (1) vote for each Class A common share and holders of Class B common shares are entitled to ten (10) votes for each Class B common share.

Quorum and Adjournment
Under our A&R Memorandum and Articles, the presence, in person or by proxy, of at least one (1) shareholder, in person or by proxy, holding Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company constitutes a quorum for purposes of each of the annual meeting of shareholders and the separate class meeting of the holders of the Company’s Class B common shares for purposes of voting on Proposal 3(a) in accordance with Section 8 of the Company’s Memorandum of Association. Sanctioned Shares (as defined below) will not be counted as shares present for the purposes of determining a quorum in respect of either of the aforementioned meetings. If such quorum is not present within two (2) hours from the time appointed for the Meeting, the Meeting will be adjourned to the next business day in the jurisdiction in which the meeting was to have been held, at the same time and place, or to such other time or place as the Board of Directors may determine. At the adjourned meeting, if there are present within one (1) hour from the time appointed for the meeting in person or by proxy not less than one third (1⁄3) of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present will constitute a quorum, but otherwise the meeting shall be dissolved.
Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine.
Proposals 1, 3(a), 3(b), 3(c) and 4 are considered to be non-routine matters. Proposal 2 is considered to be a routine matter; however, we cannot be certain that this item will be treated as a routine matter since our Proxy Statement is prepared in compliance with the BVI Business Companies Act (as revised) (the “BCA”), rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on Proposals 1, 3(a)-(c) or 4, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Shares, if the shareholder wants its votes to count for each of the Proposals.
Vote Required for Approval of Each Proposal
Approval of Proposals 1, 2, and 3(a)-(c) requires an affirmative vote of a majority of the votes of the Shares entitled to vote thereon present at the Meeting and that were voted and not abstained. Proposal 4 requires an affirmative vote of a majority of the Shares represented at the Meeting. In addition, in accordance with Section 8 of the Company’s Memorandum of Association, the approval of Proposal 3(a) also requires a separate resolution adopted by at least sixty-six and two-thirds percent (66 2⁄3%) of the total voting power of the issued and outstanding Class B common shares, voting as a separate class. Abstentions and broker non-votes will have no effect on the outcomes of Proposals 1, 2, 3(a) (for purposes of the general approval by holders of all Shares voting together as a class), 3(b) or 3(c). Abstentions and broker non-votes will count as votes “against” Proposal 3(a) (for purposes of the separate approval of the holders of Class B common shares). Abstentions and broker non-votes will count as votes “against” Proposal 4.
Separate Class Meeting of Holders of Class B Common Shares
The Meeting also constitutes a separate class meeting of the holders of Class B common shares for purposes of voting on Proposal 3(a). Accordingly, votes cast by holders of Class B common shares on Proposal 3(a) will be tabulated and counted separately to determine whether the required 66 2/3% Class B approval threshold has been met, in addition to being counted together with Class A common shares for purposes of determining whether the general shareholder approval has been obtained.
If Proposal 3(a) receives the requisite approval of the holders of all Shares voting together as one class, but does not receive the separate approval of at least 66 2/3% of the Class B common shares, it will not be adopted. Similarly, if Proposal 3(a) receives the Class B separate class approval but does not receive the requisite approval of the holders of all Shares voting together as one class, Proposal 3(a) will not be adopted.
Regulatory Restrictions
We are engaged in a highly regulated business. Certain regulatory authorities require that a person may not acquire more than 9.99% of our issued share capital or voting power unless the acquiring shareholder has been granted a license by such regulatory authorities or such ownership is otherwise approved. Our A&R Memorandum and Articles provide that, unless otherwise approved by our Board of Directors, in the event that we become aware that any person beneficially owns, together with its affiliates, more than 9.99% of our issued share capital or voting power (the “Regulatory Threshold”), then all shares that exceed that Regulatory Threshold (the “Excess Shares”) shall be deemed not to have any voting rights and/or any rights to receive distributions from us, and we may disregard any voting or distribution rights attached to such Excess Shares, until such time that we are satisfied, in our sole discretion, that all regulatory requirements applicable to the Excess Shares have been fully complied with and that all licenses and permits to which we or any of our subsidiaries are subject are not adversely affected as a result of such Excess Shares. Our Board of Directors has the discretion to determine that Excess Shares shall cease to constitute Excess Shares, subject to conditions or qualifications that the Board of Directors determines in its sole discretion, including where the Board of Directors is satisfied that the applicable regulatory requirements have been met or that licenses and permits will not be adversely affected. Refer to Footnote (6) under “Beneficial Ownership of Securities by Certain Beneficial Owners and Management,” below.
Limitations on Sanctioned Shares
Shares owned, held or controlled, directly or indirectly by a Sanctioned Person (as defined under Section 1.1 and as read with Section 13 of our Memorandum) (such shares, “Sanctioned Shares”) are not entitled to vote on any matter submitted to shareholders at the Meeting and will not be counted as shares present for purposes of determining a quorum at the Meeting, nor for any applicable majority requirement in our A&R Memorandum and Articles or for any purpose of the BCA. Sanctioned Shares will not be accounted in the total number of Shares eligible for voting on any Proposal presented at the Meeting. Refer to Footnote (7) under “Beneficial Ownership of Securities by Certain Beneficial Owners and Management,” below.
Voting Procedures
You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:
•
By Internet – If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone – If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail – If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Shareholders
If you are a shareholder of record whose Shares are registered directly in your name with the Company’s transfer agent, Equiniti Trust Company, LLC, you may vote your Shares by attending the Meeting and voting your Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelope or to the Company’s offices. If you provide specific voting instructions (solely by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board of Directors. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Section 7.8 of the Articles of Association.

Beneficial Owners
Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other nominee, through Cede & Co., referred to as beneficial owners, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the Shares on the record date. If you are a beneficial owner whose Shares are held through a bank, broker or other nominee, you should follow the directions provided by your broker or nominee regarding how to instruct them to vote your Shares. It is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote if the shareholder wants its Shares to be voted on all Proposals.
Note for Shareholders Voting via Proxy Card
Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a shareholder instructs in a proxy to abstain from voting on a specific Proposal, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such Proposal (although, as described under “Quorum and Adjournment” above, they will be counted for the purpose of determining a quorum).
Revocation of Proxies
Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such Shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.
Voting Results
The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s Chief Legal Officer based on the information provided by Broadridge Financial Solutions (“Broadridge”) or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.
Proxy Solicitation
Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about April 21, 2026 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.
Proxies must be submitted to Broadridge no later than 11:59 p.m. ET on May 25, 2026, or to our offices at 30 Sheshet Hayamim St., Bnei Brak, Israel, to the attention of Mr. Guy Kofman, Legal Counsel of the Company no later than 8:00 a.m. (Israel time) on May 26, 2026. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.
Availability of Proxy Materials
Copies of the proxy card, the Notice of the Meeting and this Proxy Statement are available at the Investor Relations section of our Company’s website, www.investors.etoro.com. The contents of that website are not incorporated by reference in and are not a part of this Proxy Statement.
Assistance in Voting your Shares
YOUR VOTE IS IMPORTANT. If you have questions about how to vote your Shares, you may contact eToro Investor Relations at investors@etoro.com.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding the beneficial ownership of our Class A common shares and Class B common shares as of March 31, 2026, by:
•	each person known by us who is the beneficial owner of 5% or more of our outstanding Class A common shares or Class B common shares;
•	each of our executive officers and directors individually; and
•	all of our executive officers and directors as a group.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of March 31, 2026. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Class A common shares and/or Class B common shares beneficially owned by them.
Except as otherwise noted herein, the number and percentage of our Class A common shares and Class B common shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any of our Class A common shares or Class B common shares as to which the holder has sole or shared voting power or investment power and also any of our Class A common shares or Class B common shares which the holder has the right to acquire within 60 days of March 31, 2026 through the exercise of any option, warrant or any other right. Because Class B common shares are entitled to ten votes each, as compared to one vote each for Class A common shares, the column entitled “Percentage of Voting Power” reflects the overall voting power of a given shareholder based on the composition of his, her or its share ownership.
Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o eToro Group Ltd., 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261.

	Class A Common Shares		Class B Common Shares		Combined Voting Power Percentage(3)
Name of Beneficial Owner(1)	Number	Percent(2)	Number	Percent(2)
5% or Greater Shareholders
Spark Capital II, L.P.(4)	5,338,511	7.95%	0	*	2.75%
BRM Group Ltd.(5)	2,866,335	8.65%	3,213,476	25.26%	9.99%(6)
SBT Venture Fund I(7)	2,509,946	3.74%	0	*	1.29%
CM SPC on behalf of CM Equities SP(8)	4,421,953	6.59%	0	*	2.28%
Directors and Executive Officers
Yoni Assia(9)	3,155,094	7.21%	3,810,416	29.95%	9.99%(6)
Meron Shani(10)	70,813	*	75,352	*	*
Hedva Ber(11)	35,500	*	33,660	*	*
Ronen Assia(12)	1,017,351	3.42%	1,321,270	10.39%	7.32%
Santo Politi(4)	5,375,538	8.01%	—	*	2.77%
Avner Stepak(13)	89,348	*	104,650	*	*
Eddy Shalev(14)	398,779	*	634,198	4.99%	3.47%
Laura Unger(15)	1,000	*	—	*	*
Lior Shemesh	—	*	—	*	*
All executive officers and directors as a group (9 persons)	10,143,423	22.06%	5,979,546	47.01%	35.99%

*	Less than one percent (1%) of our outstanding Class A common shares, Class B common shares or combined voting power, as applicable.
(1)
Except as otherwise indicated, and subject to applicable community property laws, we believe based on the information provided to us that the persons named in the table have sole voting and investment power with respect to all Class A common shares and Class B common shares beneficially owned by them.

(2)	Percentages of outstanding shares are based on 67,110,295 Class A common shares and 12,720,480 Class B common shares, issued and outstanding as of March 31, 2026.
(3)
Class B common shares possess ten votes per share, whereas Class A common shares possess one vote per share. Both classes of shares vote together on all matters presented to our shareholders. As such, we have provided the percentage of combined voting power for each shareholder listed in the table.

(4)
Pursuant to a Schedule 13D/A (Amendment No. 2) filed with the SEC on February 26, 2026, represents our Class A common shares and Class B common shares held by Spark Capital II, L.P. (“SC II”), Spark Capital Founders’ Fund II, L.P. (“SCFF II”), Spark Management Partners II, LLC (“SMP II GP”) (each, a “Spark Entity”), and Santo Politi. SMP II GP is the general partner of SC II and SCFF II. Santo Politi, who is one of our directors is the managing member of SMP II GP. The managing members of each general partner make investment and voting decisions based on a majority vote. To the extent Mr. Santo Politi may be deemed to have beneficial ownership over the shares beneficially owned by any Spark Entity, he expressly disclaims such beneficial ownership. The business address of each of the foregoing persons is 200 Clarendon Street, Floor 59, Boston, Massachusetts 02116.

(5)
Pursuant to Schedule 13G filed with the SEC on August 25, 2025, represents our Class A common shares and Class B common shares held by BRM Group Ltd., and its affiliated entities A.B.Y.Finance (eToro) 21, LP, Eli Barkat Ltd. and Yuval Rakavi Ltd. Investment and voting power of the shares held by each of the foregoing entities is exercised by the executives of BRM Group Ltd., who are Arie Nachmias, Chief Financial Officer, and Eli Barkat, Active Chairman. The business address of each of the foregoing persons is 10 Nissim Aloni St., Tel Aviv, Israel.

(6)
All shares that exceed 9.99% of our combined voting rights (the “Excess Shares”) are deemed not to have any voting rights and/or any rights to receive distributions from us, pursuant to our A&R memorandum and articles. See “Exhibit 2.1 to the Company’s Form 20-F for the year ended December 31, 2025 - Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as Amended-Voting Requirement”.

(7)
Represents our Class A common shares held by SBT Venture Fund I, L.P. (“SBT”). SBT is governed by its general partner, FRV I, GP (“FRV I”), which is governed by a board of directors consisting of three members, none of whom possesses control. The majority limited partner of SBT is Digital Technology LLC, a wholly-owned subsidiary of JSC Sberbank of Russia, a Russian financial institution, which is subject to U.S., U.K., E.U. and BVI sanctions (the “Sanctions”). As a result of the Sanctions and as provided under the A&R memorandum and articles, SBT is restricted from exercising its voting rights in us, transferring its shares and from receiving new shares and distributions or dividends (the “Sanctions Restrictions”) as long as it is subject to the Sanctions Restrictions. Accordingly, SBT did not receive, and will not receive, as long as it is subject to the Sanctions Restrictions, 120,606 Class A common shares in connection with the conversion contemplated under the terms of that certain Advanced Investment Agreement, entered into in February 2021, and 2,630,552 Class B common shares that would have been distributed with respect to its Class A common shares (including the aforementioned 120,606 Class A common shares) pursuant to the Class B distribution and that will be issued to SBT if and when it is no longer subject to the Sanctions Restrictions. The registered office address of SBT is c/o FFP (Corporate Services) Limited, 2nd Floor Harbour Centre, 159 Mary Street, George Town, Grand Cayman, KY1-9906, Cayman Islands and of FRV I is c/o AIF Corporate Services Ltd, Piccadilly Centre, 28 Elgin Avenue, Suite 201, PO Box 2570, George Town, KY1-1103, Cayman Islands.

(8)
Pursuant to Schedule 13G filed with the SEC on August 4, 2025, represents our Class A common shares and Class B common shares held by CM SPC on behalf of CM Equities SP. Investment and voting power of the shares is exercised by the board of directors of CM SPC, who are Guo Yifan, Xie Fang and Zhao Zhaoran. The business address of each of the foregoing persons is Suites 2803-04, 28/F, South Island Place, 8 Wong Chuk Hang Road, Hong Kong.

(9)
Consists of (i) 419,227 of our Class A common shares held by Yoni Assia, (ii) 877,950 of our Class B common shares held by Yoni Assia, (iii) 932,466 of our Class A common shares and 932,466 of our Class B common shares subject to options held by Yoni Assia that are exercisable within 60 days of March 31, 2026 and (iv) 1,803,401 of our Class A common shares and 2,000,000 of our Class B common shares subject to options that are held by Capital V5 PTE. LTD., a company wholly-owned by Yoni Assia, that are exercisable within 60 days of March 31, 2026. Mr. Yoni Assia’s holding excludes (x) 15,029 of our Class A common shares and 64,430 of our Class B common shares held by iAngels Technologies L.P. and its affiliated entities (together, “iAngels”), whose Chief Executive Officer, director and owner is Yoni’s spouse and (y) 500,000 of our Class A common shares and 500,000 of our Class B common shares held by Raid 5 Ltd. on behalf of Pentagon V5 Trust for the benefit of Yoni Assia’s minor children, which investment power and voting power is exercised by a third party trustee. To the extent Mr. Yoni Assia may be deemed to have beneficial ownership over any shares beneficially owned by iAngels and Raid 5 Ltd. on behalf of Pentagon V5 Trust, he expressly disclaims such beneficial ownership.

(10)	Consists of 70,813 of our Class A common shares and 75,352 of our Class B common shares subject to options held by Meron Shani that are exercisable within 60 days of March 31, 2026.
(11)	Consists of 35,500 of our Class A common shares and 33,660 of our Class B common shares subject to options held by Hedva Ber that are exercisable within 60 days of March 31, 2026.
(12)
Consists of (i) 398,849 of our Class A common shares held by Ronen Assia, (ii) 702,768 of our Class B common shares held by Ronen Assia and (iii) 618,502 of our Class A common shares and 702,768 of our Class B common shares subject to options held by Ronen Assia that are exercisable within 60 days of March 31, 2026.

(13)
Consists of (i) 60,646 of our Class A common shares and 70,802 of our Class B common shares subject to options held by Avner Stepak that are exercisable within 60 days of March 31, 2026, (ii) 28,702 of our Class A common shares held by Shira 10 Strategies Ltd. (“Shira 10”), a company that is controlled by Avner Stepak and (iii) 33,848 of our Class B common shares held by Shira 10.

(14)
Consists of (i) 2,000 of our Class A common shares and 2,000 of our Class B common shares subject to options held by Eddy Shalev that are exercisable within 60 days of March 31, 2026, (ii) 396,779 of our Class A common shares held by Levera S.A. (“Levera”), a company that is wholly owned by Eddy Shalev and (iii) 632,198 of our Class B common shares held by Levera.

(15)	Consists of 1,000 of our Class A common shares.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
For information concerning the annual compensation earned during 2025 by our directors and named executive officers see “Compensation of Directors and Senior Management” beginning on page 104 of our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on March 2, 2026, a copy of which is available on our website at www.investors.etoro.com.

CORPORATE GOVERNANCE
Overview
eToro is committed to effective corporate governance and independent oversight by our Board of Directors.
Under our A&R Memorandum and Articles, the authorized number of directors will be fixed from time to time by the Board of Directors and divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.
Our Board of Directors currently consists of seven directors. Each of our five non-executive directors was determined by our Board of Directors to be independent under Nasdaq corporate governance rules.

Corporate Governance Best Practices
✔	5 of 7 Directors are Independent	✔	Executive Sessions Related to Risk Management
✔	Fully Independent Committees	✔	Annual Review of Committee Charters
✔	Majority Voting for Election of Directors	✔	Regular Internal Audits of Management Responsibilities
✔	Annual Board and Committee Evaluations	✔	Board Continuing Education Program
✔	Performance Based Compensation	✔	Direct Board Member and Committee Interaction with Executive Team and Key Employees
✔	Regular review of the executive compensation and peer group data

For more information regarding our Board of Directors, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

PROPOSAL 1

RE-ELECTION OF DIRECTORS
Background
Our Board of Directors currently consists of seven directors. In accordance with our A&R Memorandum and Articles, our Board of Directors is divided into three classes, designated Class I, Class II and Class III, as follows:
•	The Class I directors are Eddy Shalev and Laura Unger;
•	The Class II directors are Avner Stepak, Santo Politi and Lior Shemesh; and
•	The Class III directors are Yoni Assia and Ronen Assia.
The term of the Class I directors expires at the Meeting. At each annual meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual meeting following such election or re-election.
Upon the recommendation of the Compensation, Nominating and Governance Committee of our Board of Directors, our Board of Directors has nominated Eddy Shalev and Laura Unger for re-election at the Meeting as Class I directors.
At the Meeting, shareholders will be asked to re-elect Eddy Shalev and Laura Unger as Class I directors. If re-elected at the Meeting, Eddy Shalev and Laura Unger will serve until the 2029 annual meeting of shareholders, and until the election and qualification of their respective successors in office. Each of the nominees has indicated that they will be willing and able to serve as directors if re-elected. If either of the nominees ceases to be a candidate for re-election by the time of the Meeting (a contingency which the Board of Directors does not expect to occur), such proxies may be voted by the proxyholders in accordance with the recommendation of our Board of Directors.
Our Board of Directors has affirmatively determined that each of Eddy Shalev and Laura Unger qualify as independent directors in accordance with the Nasdaq listing rules.
During 2025, all of our directors attended 100% of our Board of Directors and applicable committee meetings on which he or she served as a member.
The biographical information for each of Eddy Shalev and Laura Unger, each of whose election as a Class I director will be subject to ratification at the Meeting, appears below:
Eddy Shalev has served as a director of our Board of Directors since December 2014. Mr. Shalev currently serves as Chairman of F2 Capital, an Israel-based early-stage venture capital fund, as well as Managing Partner and Founder of Genesis Partners, an Israel-based early-stage venture capital firm that was sold to Insight Partners in 2019. Previously, Mr. Shalev co-founded the Mofet Israel Technology fund, one of Israel’s first venture capital funds, where he was a board member and sat on the Investment Committee. Prior to his career in venture capital, Mr. Shalev was CEO of E. Shalev Ltd, a brokerage firm in Israel that ran investment banking, sales and trading, and research activities involving Israeli companies traded in the U.S. markets. The firm was the exclusive representative for Oppenheimer & Co.’s activities in the region. Mr. Shalev began his career at IBM, where he worked in various positions in engineering, marketing and sales in Israel and the U.K. Mr. Shalev holds a B.A. in Statistics and M.Sc. in Information Systems from the University of Tel-Aviv.
Laura Unger has served as a director of our Board of Directors since July 2025. Ms. Unger is a financial services regulatory, legislative, policy and strategy expert. She has held a variety of public and private sector roles and served on multiple corporate boards over the last twenty years, including Nomura Holdings, Inc. (NYSE: NMR) from 2018 until 2025, Borland Software from 2002 until 2004, MBNA from 2003 until 2005, Merrill Lynch IQ Funds from 2007 until 2010, Ambac Financial from 2003 until 2013, CA Technologies from 2004 until 2018, CIT Group from 2010 until 2022 and Navient Corporation (Nasdaq: NAVI) from 2014 until 2024. She is a former SEC Commissioner and Acting Chair, and former Counsel to the U.S. Senate Banking Committee. Ms. Unger received a J.D. from New York Law School in 1987 and a B.A. from U.C. Berkeley in 1983.
The vote for the ratification and approval of the election of each director nominee shall be made separately.

Resolutions
It is proposed that the following resolutions be adopted at the Meeting:
(a)	“RESOLVED, that Eddy Shalev be re-elected as a Class I director, to serve until the Company’s 2029 annual meeting of shareholders and until the election and qualification of his successor in office.”

(b)	“RESOLVED, that Laura Unger be re-elected as a Class I director, to serve until the Company’s 2029 annual meeting of shareholders and until the election and qualification of her successor in office.”
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
The Board of Directors unanimously recommends a vote FOR approval of the foregoing proposal.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS
Our Audit and Risk Committee and Board of Directors have appointed Kost Forer Gabbay & Kasierer, a member of EY Global, as our independent registered public accountants for the year ending December 31, 2026 and until the Company’s next annual meeting of shareholders.
Although ratification is not required by our A&R Memorandum and Articles or otherwise, the Board of Directors is submitting the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, to our shareholders for ratification because we value our shareholders’ views on the Company’s independent registered public accounting firm. If our shareholders fail to ratify the selection, it will be considered as notice to the Board of Directors and the Audit and Risk Committee to consider the selection of a different firm (although will not require selection of a different firm). Even if the selection is ratified, the Audit and Risk Committee, in its discretion, may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and our shareholders.
The following table sets forth the total fees that were paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of EY Global, in each of the previous two fiscal years:

	2024	2025
	($ in thousands)
Audit Fees	$2,788	$2,997
Audit-Related Fees	—	350
Tax Fees	127	548
All Other Fees	52	191
Total	$2,967	$4,086

“Audit fees” include fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, comfort letters and assistance with and review of documents filed with the SEC.
“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.
Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $500,000 to its chairperson and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2024 and 2025 were approved in accordance with our policy.

Resolution
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, to ratify the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual meeting of shareholders.”
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
The Board of Directors unanimously recommends a vote FOR approval of the foregoing proposal.

PROPOSAL 3

TO APPROVE AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
Background
Upon the recommendation of the Board of Directors, pursuant to resolutions of the Board of Directors of the Company adopted on April 7, 2026, our shareholders are being asked to approve certain amendments to the Company’s A&R Memorandum and Articles to (a) amend the definition of “Class B Transfer” contained in Section 1 (Definitions and Interpretations) of the Memorandum of Association to provide that the grant of a pledge, charge or other security interest over Class B shares will not constitute a Class B Transfer triggering automatic conversion into Class A shares (the “Class B Transfer Amendment”), (b) to amend Section 7.4 of the Articles of Association to remove the requirement that the Company’s board of directors must fix a record date for determining shareholders entitled to vote at a meeting that is no earlier than the date that notice of such meeting is given to the Company’s shareholders (the “Record Date Amendment”), and (c) to amend Section 7.13 of the Articles of Association to revise the quorum requirement for any adjourned meeting of shareholders (other than a meeting convened upon the requisition of shareholders, which would otherwise be dissolved) to any one or more shareholders present in person or by proxy, replacing the current quorum requirement of not less than one-third (1/3) of the votes of the Shares entitled to vote on the matters to be considered by the meeting (the “Adjourned Meeting Quorum Amendment,” and together with the Class B Transfer Amendment and the Record Date Amendment, the “Amendments”).
Procedure for Implementing the Amendments into the A&R Memorandum and Articles of Association
The Amendments, if approved by our shareholders, would be incorporated into further amended and restated A&R Memorandum and Articles and become effective upon the registration of such further amended and restated A&R Memorandum and Articles by the BVI Registrar of Corporate Affairs, filed by the Company’s registered agent in the BVI.
Proposed Amendments
The text of each of the proposed Amendments is set forth below. Proposed additions are shown by bold underlined text and proposed deletions shown by  ~~strikethrough text~~  .
3(a)	Class B Transfer Amendment
Proposed Amendment of the definition of “Class B Transfer” contained in Section 1 (Definitions and Interpretations):
“Class B Transfer” means any sale, assignment, transfer, conveyance,  ~~hypothecation~~   or other transfer or disposition of a Class B Share or any legal or beneficial interest in a Class B Share, whether or not for value and whether voluntary or involuntary or by operation of law or court order (including any such order that results in the designation of any other person which is not a Permitted Transferee to exercise the voting rights attached to the Share). A “Class B Transfer” shall also include, without limitation, a transfer of a Class B Share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership).
Notwithstanding the foregoing, the creation of any pledge, charge, lien, security interest or other encumbrance (a “Pledge”) on any Class B Share to secure obligations of the holder (the “Pledgor”) or its Affiliates shall not be deemed a Class B Transfer and shall not, by itself, result in the conversion of such Class B Share, so long as the Pledgor retains Beneficial Ownership and Voting Control (each as defined below). For the avoidance of doubt, (x) the registration of any Class B Share in the name of a pledgee, custodian, or nominee (a “Pledgee”) for purposes of perfection or administration of a Pledge, and (y) the delivery of blank stock powers, shall not, in either case, constitute a Class B Transfer or result in conversion, so long as the Pledgor retains Beneficial Ownership and Voting Control.
Upon the enforcement of any Pledge that results in any person (other than a Permitted Transferee) acquiring Beneficial Ownership or Voting Control, each related Class B Share shall automatically convert into a Class A Share on the 30th day following such enforcement, unless prior to such date the Pledgee transfers such Class B Shares to a Permitted Transferee of the Pledgor, in which case no such conversion shall occur.
For purpose of Section 7 of this Memorandum, “Beneficial Ownership” shall have the meaning set forth in Rule 13d-3 under the Exchange Act, and “Voting Control” shall mean the power to vote or direct the voting of such Class B Share by proxy, voting agreement or otherwise.

Reason for the Adoption
In accordance with our A&R Memorandum and Articles, transfers by the holders of Class B common shares (which are entitled to ten (10) votes per share) will generally result in the automatic conversion into Class A common shares (which are entitled to one (1) vote per share), subject to certain exceptions. The Class B Transfer Amendment is intended to clarify, through revision of the definition of “Class B Transfer” that the granting of a pledge, charge, lien or other security interest or other encumbrance over Class B shares, in and of itself, will not constitute a Class B Transfer which triggers automatic conversion into Class A shares. The Class B Transfer Amendment, if adopted, would provide holders with greater flexibility to use Class B common shares as collateral in financing arrangements without causing an immediate loss of the rights associated with the Class B common shares. The Class B Transfer Amendment preserves the Company’s existing governance structure by providing that, if such a security interest is enforced resulting in a person (other than a Permitted Transferee (as defined in the A&R Memorandum and Articles)) acquiring beneficial ownership or voting control over the related Class B common shares, the subject Class B common shares will automatically convert into Class A common shares as set forth in the Class B Transfer Amendment. Approval of the Class B Transfer Amendment will not affect any other existing rights attached to any Shares.
Resolution
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, that the Company's A&R Memorandum and Articles be and are hereby amended by replacing the definition of “Class B Transfer” contained in Section 1 of the Memorandum of Association with the following:

“Class B Transfer” means any sale, assignment, transfer, conveyance or other transfer or disposition of a Class B Share or any legal or beneficial interest in a Class B Share, whether or not for value and whether voluntary or involuntary or by operation of law or court order (including any such order that results in the designation of any other person which is not a Permitted Transferee to exercise the voting rights attached to the Share). A “Class B Transfer” shall also include, without limitation, a transfer of a Class B Share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership).

Notwithstanding the foregoing, the creation of any pledge, charge, lien, security interest or other encumbrance (a “Pledge”) on any Class B Share to secure obligations of the holder (the “Pledgor”) or its Affiliates shall not be deemed a Class B Transfer and shall not, by itself, result in the conversion of such Class B Share, so long as the Pledgor retains Beneficial Ownership and Voting Control (each as defined below).

For the avoidance of doubt, (x) the registration of any Class B Share in the name of a pledgee, custodian, or nominee (a “Pledgee”) for purposes of perfection or administration of a Pledge, and (y) the delivery of blank stock powers, shall not, in either case, constitute a Class B Transfer or result in conversion, so long as the Pledgor retains Beneficial Ownership and Voting Control.

Upon the enforcement of any Pledge that results in any person (other than a Permitted Transferee) acquiring Beneficial Ownership or Voting Control, each related Class B Share shall automatically convert into a Class A Share on the 30th day following such enforcement, unless prior to such date the Pledgee transfers such Class B Shares to a Permitted Transferee of the Pledgor, in which case no such conversion shall occur.

For purpose of Section 7 of this Memorandum, “Beneficial Ownership” shall have the meaning set forth in Rule 13d-3 under the Exchange Act, and “Voting Control” shall mean the power to vote or direct the voting of such Class B Share by proxy, voting agreement or otherwise.
3(b)	Record Date Amendment
Proposed Amendment of Section 7.4 of the Articles of Association:
“The Board may fix as the record date for determining those Shareholders that are entitled to vote at the meeting, the date notice is given of the meeting, or such other date as may be specified in the notice ~~, being a date not earlier than the date of the notice~~  .”

Reason for the Adoption
The Board of Directors is proposing to amend Section 7.4 of the Articles to remove the requirement that the board of directors must fix a record date for determining shareholders entitled to vote at a meeting that is no earlier than the date that notice of such meeting is given to the Company’s shareholders. Section 83(4) of the BCA provides that a convener of a meeting of shareholders “may fix the date notice is given of a meeting, or such other date as may be specified in the notice, as the record date for determining those members that are entitled to vote at the meeting.” Under the BCA, there is no requirement that the record date must be a date earlier than specified in the notice, as currently required under the A&R Memorandum and Articles. In accordance with the BCA, the proposed Record Date Amendment would provide the Company with operational flexibility by enabling the Company to ascertain the list of shareholders entitled to vote at a meeting of shareholders prior to distributing notice and proxy materials, which improves coordination with the transfer agent and proxy solicitors and allows brokers adequate time to identify registered and beneficial owners and disseminate notice and proxy materials. This approach would align this provision of the Company’s Articles of Association with market practice for BVI-incorporated listed companies and would not diminish shareholder rights with respect to entitlement to notice of and voting at a meeting of shareholders.
Resolution
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, that the Company's A&R Memorandum and Articles be and are hereby amended by replacing Section 7.4 of the Articles of Association with the following:

“The Board may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice.”
3(c)	Adjourned Meeting Quorum Amendment
Proposed Amendment of Section 7.13 of the Articles of Association
“If within two (2) hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the Board may determine,  ~~and if~~   at the adjourned meeting  ~~there are~~   any one or more Shareholders present  ~~within one (1) hour from the time appointed for the meeting~~   in person or by proxy  ~~not less than one third (1⁄3) of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present~~   shall constitute a quorum, but otherwise if a quorum is not present, the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken.”
Reason for the Adoption
The Board of Directors is proposing to amend Section 7.13 of the Articles to provide that at an adjourned meeting of shareholders (other than a meeting convened upon the requisition of shareholders, which would otherwise be dissolved), any one or more shareholders present in person or by proxy shall constitute a quorum, replacing the current requirement of not less than one-third (1/3) of the votes entitled to vote on matters considered by the meeting. The Adjourned Meeting Quorum Amendment would enhance operational efficiency by preventing repeated adjournments when shareholder participation remains insufficient to meet the existing threshold, which could delay important corporate actions. Shareholders receive proper notice of the original meeting, where the standard quorum requirements under Section 7.12 of the Articles would apply, and those shareholders who choose to participate at the adjourned meeting should be able to transact necessary business. Approval of the Adjourned Meeting Quorum Amendment would align this provision of the Company’s Articles of Association with market practice for BVI-incorporated companies and would not diminish shareholder participation and voting rights at initially noticed meetings or any adjournment thereof.

Resolution
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, that the Company's A&R Memorandum and Articles be and are hereby amended by replacing Section 7.13 of the Articles of Association with the following:

“If within two (2) hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the Board may determine, at the adjourned meeting any one or more Shareholders present in person or by proxy shall constitute a quorum, but otherwise if a quorum is not present, the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken.”
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
The Board of Directors unanimously recommends a vote FOR approval of each of the foregoing proposals.

PROPOSAL 4

THE ADJOURNMENT PROPOSAL
Background
Under the Company’s Articles of Association, the chairman of the Meeting may adjourn a meeting to a later date, with the consent of a majority of the Shares represented at the Meeting. This adjournment proposal, if adopted, will instruct the chairman of the Meeting, if necessary, to adjourn the Meeting if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve Proposals 1, 2 or 3(a)-(c) as set forth in this Proxy Statement.
The adjournment proposal will only be presented to the Company’s shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve Proposals 1, 2 or 3(a)-(c).
Proposal
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, to instruct the chairman of the Meeting, if necessary, to adjourn the Annual Meeting if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve Proposals 1, 2 or 3(a)-(c).”
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
The Board of Directors unanimously recommends a vote FOR approval of the foregoing proposal.

OTHER BUSINESS
The Board of Directors is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.
The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by Broadridge no later than 11:59 p.m. ET on May 25, 2026, or by the Company no later than 8:00 a.m. (Israel time) on May 26, 2026. Alternatively, you may vote by telephone or over the Internet in accordance with the instructions on your proxy card.
ADDITIONAL INFORMATION
The Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F and reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.investors.etoro.com. Shareholders may download a copy of these documents without charge at www.investors.etoro.com.
The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,
/s/ Johnathan Alexander Assia

Johnathan Alexander Assia, Chairman of the Board, Chief Executive Officer and Co-Founder

April 21, 2026